SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

February 05, 2014

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date: 5 February 2014

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 UK Approved Share Option Scheme
Period of return:	From:	1 August 2013	To:	31 January 2014
Balance under scheme from previous return:		530,431
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		69,679
Balance under scheme not yet issued/allotted at end of period		460,752
Number and class of securities originally listed and the date of admission		1,000,000 Ordinary Shares of US$ 20 cents each listed on 10 February 2010.
Total number of securities in issue at the end of the period		892,911,366 Ordinary Shares of US$20 cents each are in issue. 25,521,773 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Gemma Parsons, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date: 5 February 2014

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 UK Unapproved Share Option Scheme
Period of return:	From:	1 August 2013	To:	31 January 2014
Balance under scheme from previous return:		601,747
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		500,000
Number of securities issued/allotted under scheme during period:		331,048
Balance under scheme not yet issued/allotted at end of period		770,699
Number and class of securities originally listed and the date of admission
2,000,000 Ordinary Shares of US$ 20 cents each listed on 10 February 2010.
1,500,000 Ordinary Shares of US$ 20 cents each listed on 13 December 2012.
500,000 Ordinary Shares of US$ 20 cents each listed on 8 February 2013.
500,000 Ordinary Shares of US$0.20 cents each listed on 13 September 2013.

Total number of securities in issue at the end of the period		892,911,366 Ordinary Shares of US$20 cents each are in issue. 25,521,773 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Gemma Parsons, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date: 5 February 2014

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 US Share Plan
Period of return:	From:	1 August 2013	To:	31 January 2014
Balance under scheme from previous return:		181,814
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		1,000,000
Number of securities issued/allotted under scheme during period:		551,846
Balance under scheme not yet issued/allotted at end of period		629,968
Number and class of securities originally listed and the date of admission
1,000,000 Ordinary Shares of US$ 20 cents each listed on 10 February 2010.
500,000 Ordinary Shares of US$ 20 cents each listed on 13 December 2012.
1,000,000 Ordinary Shares of US$ 20 cents each listed on 8 February 2013.
1,000,000 Ordinary Shares of US$ 20 cents each listed on 13 September 2013.

Total number of securities in issue at the end of the period		892,911,366 Ordinary Shares of US$20 cents each are in issue. 25,521,773 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Gemma Parsons, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date: 5 February 2014

Name of applicant:		Smith & Nephew plc
Name of scheme:		International Employees Share Option Scheme
Period of return:	From:	1 August 2013	To:	31 January 2014
Balance under scheme from previous return:		618,795
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		242,310
Balance under scheme not yet issued/allotted at end of period		376,485
Number and class of securities originally listed and the date of admission		1,000,000 Ordinary Shares of US$ 20 cents each listed on 10 September 2008. 500,000 Ordinary Shares of US$ 20 cents each listed on 28 September 2012.
Total number of securities in issue at the end of the period		892,911,366 Ordinary Shares of US$20 cents each are in issue. 25,521,773 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Gemma Parsons, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date: 5 February 2014

Name of applicant:		Smith & Nephew plc
Name of scheme:		UK Employee Share Option Scheme
Period of return:	From:	1 August 2013	To:	31 January 2014
Balance under scheme from previous return:		303,914
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		250,000
Number of securities issued/allotted under scheme during period:		287,601
Balance under scheme not yet issued/allotted at end of period		266,313
Number and class of securities originally listed and the date of admission		1,000,000 Ordinary Shares of US$20 cents each listed on 27 September 2011. 250,000 Ordinary Shares of US$20 cents each listed on 13 September 2013.
Total number of securities in issue at the end of the period		892,911,366 Ordinary Shares of US$20 cents each are in issue. 25,521,773 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY

Gemma Parsons, Deputy Company Secretary
for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date: 5 February 2014

Name of applicant:		Smith & Nephew plc
Name of scheme:		2004 Performance Share Plan
Period of return:	From:	1 August 2013	To:	31 January 2014
Balance under scheme from previous return:		53,021
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		0
Balance under scheme not yet issued/allotted at end of period		53,021
Number and class of securities originally listed and the date of admission		1,000,000 Ordinary Shares of US$ 20 cents each listed on 10 February 2010.
Total number of securities in issue at the end of the period		892,911,366 Ordinary Shares of US$20 cents each are in issue. 25,521,773 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Gemma Parsons, Deputy Company Secretary
for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date: 5 February 2014

Name of applicant:		Smith & Nephew plc
Name of scheme:		2004 Executive Share Option Plan
Period of return:	From:	1 August 2013	To:	31 January 2014
Balance under scheme from previous return:		687,255
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		99,530
Balance under scheme not yet issued/allotted at end of period		587,725
Number and class of securities originally listed and the date of admission		1,000,000 Ordinary Shares of US$ 20 cents each listed on 10 February 2010. 500,000 Ordinary Shares of US$ 20 cents each listed on 13 December 2012.
Total number of securities in issue at the end of the period		892,911,366 Ordinary Shares of US$20 cents each are in issue. 25,521,773 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Gemma Parsons, Deputy Company Secretary
for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date: 5 February 2014

Name of applicant:		Smith & Nephew plc
Name of scheme:		2004 Co-investment Plan
Period of return:	From:	1 August 2013	To:	31 January 2014
Balance under scheme from previous return:		282,912
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		0
Balance under scheme not yet issued/allotted at end of period		282,912
Number and class of securities originally listed and the date of admission		750,000 Ordinary Shares of US$20 cents each listed on 13 February 2007.
Total number of securities in issue at the end of the period		892,911,366 Ordinary Shares of US$20 cents each are in issue. 25,521,773 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

No further shares will be issued under the 2004 Co-Investment Plan and no further reward will be made in the future.

SIGNED BY   Gemma Parsons, Deputy Company Secretary
for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date: 5 February 2014

Name of applicant:		Smith & Nephew plc
Name of scheme:		Global Share Plan 2010
Period of return:	From:	1 August 2013	To:	31 January 2014
Balance under scheme from previous return:		2,162,685
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		1,000,000
Number of securities issued/allotted under scheme during period:		1,848,740
Balance under scheme not yet issued/allotted at end of period		1,313,945
Number and class of securities originally listed and the date of admission
2,000,000 Ordinary Shares of US$20 cents each listed on 22 December 2010.
1,250,000 Ordinary Shares of US$20 cents each listed on 31 July 2012.
1,500,000 Ordinary Shares of US$20 cents each listed on 8 February 2013.
2,000,000 Ordinary Shares of US$20 cents each listed on 21 May 2013.
1,000,000 Ordinary Shares of US$20 cents each listed on 13 September 2013.

Total number of securities in issue at the end of the period		892,911,366 Ordinary Shares of US$20 cents each are in issue. 25,521,773 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Gemma Parsons, Deputy Company Secretary
for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date: 5 February 2014

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew ShareSave Plan (2012)
Period of return:	From:	1 August 2013	To:	31 January 2014
Balance under scheme from previous return:		249,874
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		1,960
Balance under scheme not yet issued/allotted at end of period		247,914
Number and class of securities originally listed and the date of admission		250,000 Ordinary Shares of US$ 20 cents each listed on 28 September 2012.
Total number of securities in issue at the end of the period		892,911,366 Ordinary Shares of US$20 cents each are in issue. 25,521,773 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Gemma Parsons, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date:  5 February 2014

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew International ShareSave Plan (2012)
Period of return:	From:	1 August 2013	To:	31 January 2014
Balance under scheme from previous return:		249,994
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		0
Balance under scheme not yet issued/allotted at end of period		249,994
Number and class of securities originally listed and the date of admission		250,000 Ordinary Shares of US$ 20 cents each listed on 28 September 2012.
Total number of securities in issue at the end of the period		892,911,366 Ordinary Shares of US$20 cents each are in issue. 25,521,773 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Gemma Parsons, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: February 05, 2014

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary